Exhibit 99.2

NICE Introduces New Capabilities in NICE Inform for Enhanced Next Generation 9-1-1 Readiness

Fourth generation of NICE multimedia incident information management solution maximizes return on investment in shared Public Safety technologies and enhances incident visualization and investigative capabilities

RA’ANANA, ISRAEL, June 20, 2011 NICE Systems Ltd. (NASDAQ: NICE), today announced the launch of its fourth generation of the NICE Inform multimedia incident information management solution for Public Safety. The new release of NICE Inform builds on NICE’s market leading technology with new capabilities for enabling Public Safety operations to extract more value from their investments in shared technologies, and for further enhancing their Next Generation 9-1-1 (NG9-1-1) readiness, incident visualization and investigative capabilities. NICE will debut the new version of NICE Inform in booth #1201 at the 2011 NENA Conference and Expo, June 18-23, 2011 at the Minneapolis Convention Center in Minneapolis.

Many city, county and state Public Safety agencies are investing in shared IP networks and systems to enhance their interoperability and reduce infrastructure costs. The new version of NICE Inform enables agencies to extend these benefits with new capabilities for leveraging recorded multimedia content from remote shared systems for post incident investigations. Agencies using NICE Inform can now access captured multimedia content from any shared system on the network, whether voice, video, Geographic Information System (GIS) or otherwise, and combine it with locally-captured multimedia data for comprehensive incident reconstructions. In addition, when NICE Inform is fully implemented, the NG9-1-1 architecture could significantly increase the amount of information stored in shared databases, as well as the services and applications delivered over shared IP networks (ESInets). NICE Inform aligns with this NG9-1-1 architecture paradigm, by giving PSAPs a secure, efficient and seamless way to bring the information together into one coherent view for better post-incident insight.

NICE Inform also now features integration with Esri’s ArcGIS mapping software, which adds another dimension to incident reconstruction by allowing recorded 9-1-1 calls to be visualized in a geographic context. Investigators can listen to 9-1-1 recordings while viewing the caller’s location on a map, to get a better understanding of what happened where. The audio recordings and geographic visualizations can also now be synchronized with other multimedia incident information, such as call-taker screens and video, for a holistic incident view. The integrated mapping functionality of Esri’s ArcGIS offered on NICE Inform works for any call that includes geographic coordinates in the Automatic Location Identification (ALI) feed. This is also an important future capability as all Next Generation 9-1-1 calls will include geospatial data.

Israel Livnat, President of NICE Security, said “We are very excited to introduce our fourth generation version of NICE Inform with enhanced capabilities to help Public Safety operations improve their visualization of incidents. Today’s clear trend in Public Safety is toward shared IP networks and shared solutions to eliminate technology duplication and improve interoperability. With NICE Inform, agencies will be able to leverage these shared systems and be better prepared for NG9-1-1.”

First introduced in 2007, NICE Inform was designed to help Public Safety agencies and security operations in the Transportation, Utilities and other sectors capture, consolidate and manage multimedia incident information, including audio, video, text and data. NICE Inform fuses these different types of media into a common application and interface. It provides structure to unstructured multimedia, seamlessly combining the data for a complete, authentic, chronological audio/visual timeline and 360-degree view. Since its introduction, NICE Inform has been implemented at hundreds of sites. It has been selected by some of the world’s largest public safety departments like the New York City Police and Fire Departments, as well as the Federal Aviation Administration. For more information on NICE Inform visit www.nice.com/audio/inform.

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.html.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Livnat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.